Exhibit (a)(1)

The Board recommends that you REJECT the CMG Offer and not tender your shares.

April 4, 2014

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of Inland Diversified Real Estate Trust, Inc. (the “Company”) to caution you about an unsolicited tender offer being made for your shares by a third party in what we believe is an opportunistic attempt to purchase your shares at a low share price.

To REJECT the CMG Offer, simply ignore it. You do not need to respond to anything.

For information regarding this solicitation, please contact Inland Investor Services – 800.826.8228.

CMG PARTNERS, LLC; CMG LEGACY INCOME FUND, LLC; CMG INCOME FUND II, LLC; CMG LEGACY GROWTH FUND, LLC; AND CMG ACQUISITION CO., LLC (collectively, “CMG”) have made an unsolicited tender offer to our stockholders (the “CMG Offer”). You may have already received CMG’s offer materials and may also have seen that information on a Schedule TO filed by CMG with the Securities and Exchange Commission (the “SEC”) on March 26, 2014. CMG is offering to purchase up to 1,000,000 shares of the Company’s common stock at a price of $8.00 per share (the “Shares”).

The Board has carefully evaluated the terms of the CMG Offer and recommends that you reject the CMG Offer and not tender your Shares. However, each stockholder must independently evaluate whether to tender its Shares to CMG pursuant to the CMG Offer. As discussed in more detail below, one of the primary reasons the Board recommends you reject the CMG Offer is the pending merger of the Company with Kite Realty Group Trust.

Enclosed is a copy of a Solicitation/Recommendation Statement on Schedule 14D-9, which we filed with the SEC on April 4, 2014 (the “Schedule 14D-9”) in response to the CMG Offer. The Schedule 14D-9 provides additional information for you. Please take the time to read it before making your decision. Set forth below are the material factors contributing to the Board’s decision to recommend that you reject the CMG Offer.

Material Factors Contributing to the Board’s Decision

to Recommend that You Reject the CMG Offer

The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of its position, if any, with respect to the CMG Offer. In reaching the conclusions and in making the recommendation described below, the Board: (1) consulted with members of the Company’s management (“Management”); (2) reviewed the terms and conditions of the CMG Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of assets and future prospects, including but not limited to the Company’s recent announcement that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kite Realty Group Trust (“Kite”) and KRG Magellan, LLC, a wholly owned subsidiary of Kite (“Merger Sub”), pursuant to which, subject to certain closing conditions set forth in the Merger Agreement, the Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity (the “Merger”) as reported in a Current Report on Form 8-K filed by the Company on February 10, 2014 (the “Form 8-K”); and (5) took into account the fact that CMG is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares. The following are the material factors contributing to the Board’s decision to recommend that you reject the CMG Offer:

(i)	The Board believes that the CMG Offer represents an opportunistic attempt by CMG to purchase Shares at a low share price and make a profit and, as a result, deprive the Company stockholders who tender Shares of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board notes that because the Company is a non-exchange traded REIT, there is a limited market for the Shares, and there can be no certainty regarding the long-term value of the Shares, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8 — “Additional Information” of the enclosed Schedule 14D-9.

(ii)	On February 10, 2014, the Company announced its entry into the Merger Agreement with Kite.

a.	Under the terms of the Merger Agreement, each outstanding share of common stock of the Company immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive between 1.707 and 1.650 common shares of beneficial interest of Kite based on the exchange ratio in the Merger Agreement.

Assuming the average trading price for Kite common shares equals the $6.15 closing price of Kite common shares on February 7, 2014, the last trading day before the announcement of the Merger, each outstanding share of Company common stock would be converted into the right to receive 1.707 Kite common shares having an implied value of $10.50 based on such assumed average trading price for Kite common shares. The actual exchange ratio may be lower than this example depending upon the actual average trading price.

The exact exchange ratio is based on the volume-weighted average trading price of Kite common shares for the 10 consecutive trading days ending on the third trading day immediately preceding the Company’s stockholder meeting with respect to the approval of the Merger and the other transactions contemplated by the Merger Agreement, but cannot be higher than 1.707 or lower than 1.650. If Kite’s average trading price is:

•	equal to or less than $6.36, the exchange ratio will equal 1.707;

•	between $6.36 and $6.58, the exchange ratio will equal $10.85 divided by the average trading price; and

•	$6.58 or greater, the exchange ratio will equal 1.650.

b.	The Merger will provide a full liquidity event for the Company’s stockholders, and the Company’s stockholders will benefit from owning New York Stock Exchange-listed common shares of Kite that are freely tradable, with no lock-ups or other restrictions on transfer.

c.	The Merger Agreement contains various closing conditions, including approval by the stockholders of the Company and Kite. As a result, there can be no assurance that the Merger will close. If the closing conditions are satisfied, including the necessary stockholder approvals, it is anticipated that the Merger would close in the second or third quarter of 2014.

(iii)	CMG states that the CMG Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable” to the Company’s stockholders. Therefore, CMG acknowledges that the offer price was established based on CMG’s objectives and not based on what is in the best financial interest of you and the other Company stockholders.

(iv)	CMG acknowledges that CMG has not made an independent appraisal of the Shares or the Company’s properties, and that CMG is not qualified to appraise real estate.

(v)	CMG has engaged a depositary for the CMG Offer that is one of the purchasers, CMG Partners, LLC. As a result, there is no independent third party holding funds of CMG for payment of the CMG Offer price that can independently verify that such funds are available for payment, and CMG may have access to the Shares tendered by stockholders before all conditions to the CMG Offer have been satisfied and tendering holders have been paid.

In summary, we believe the CMG Offer represents an attempt by CMG to catch current stockholders off-guard and acquire your Shares at a low price in order to make a profit and, as a result, deprive you of the potential long-term value of your Shares. We are confident that our stockholders will benefit from the Merger, which would give our stockholders an opportunity to participate in the potential future growth of the combined company after the Merger and any future appreciation of Kite common shares after the Merger. The Board has determined that the Merger and the Merger Agreement are advisable and in the best interest of the Company and its stockholders and continues to support the Merger. Although the Merger is subject to various closing conditions, as described above and in more detail in the Form 8-K, we currently expect that those conditions will be satisfied, although we cannot assure you that the closing will occur. Accordingly, we recommend that you reject the CMG Offer and not tender your Shares.

The Board understands that you must make your own independent decision whether to tender or refrain from tendering your Shares. We strongly urge you to carefully consider all aspects of the CMG Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, (v) the fact that the Merger is subject to various closing conditions which have not yet been satisfied, and (vi) other factors you determine are relevant to your decision. You should carefully review all of the CMG Offer documents sent to you by CMG, as well as the Company’s publicly available annual, quarterly and other reports and the enclosed Schedule 14D-9 that the Company filed with the SEC on April 4, 2014, and consult with your own financial, tax and other advisors in evaluating the CMG Offer before deciding whether to tender your Shares.

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

Should you have any questions or need further information about your options, please feel free to contact Inland Diversified Real Estate Trust, Inc., 2901 Butterfield Road in Oak Brook, Illinois 60523, Attention: Inland Investor Services (telephone number: 800.826.8228).

Sincerely,

/s/ Barry L. Lazarus
Barry L. Lazarus
Chief Operating Officer, President and Director

Cautionary Note Regarding Forward-Looking Statements

This letter may contain forward-looking statements regarding, among other things, the Company and the future value of our Shares. Forward-looking statements include, but are not limited to, statements that represent the Company’s beliefs concerning the Company’s ability to complete the Merger and the effect on the Company’s shares of common stock if the Merger is completed. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “anticipate,” “estimate,” “intend,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the risks associated with the Company’s ability to consummate the Merger and the timing of closing of the Merger; changes in general economic conditions; changes in real estate conditions; and those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this letter will prove to be accurate. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this letter. In light of the significant uncertainties inherent in the forward-looking statements included in this letter, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this letter. The Company urges you to read carefully Item 8 of the enclosed Schedule 14D-9 for a discussion of additional risks that could cause actual results to differ from any forward-looking statements made in this letter, including the Company’s ability to consummate the Merger and the timing of the closing of the Merger.

Additional Information about the Merger and Where to Find It

In connection with the Merger, Kite filed a Registration Statement on Form S-4 (File No. 333-194670) with the SEC on March 19, 2014, which includes a joint preliminary proxy statement of the Company and Kite and also constitutes a preliminary prospectus of Kite, as well as other relevant documents concerning the Merger. The registration statement has not yet been declared effective by the SEC and may be amended, and the definitive joint proxy statement/prospectus is not currently available. The Company will mail the definitive joint proxy statement/prospectus to its stockholders when it is available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, KITE AND THE MERGER. The joint proxy statement/prospectus and other materials (when they become available) containing information about the Merger, and any other documents filed by the Company and Kite with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by the Company by directing a written request to Inland Diversified Real Estate Trust, Inc., 2901 Butterfield Road in Oak Brook, Illinois 60523, Attention: Investor Relations.

The Company and its executive officers and directors and certain employees of Inland Diversified Business Manager & Advisor, Inc., the Company’s business manager, may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Merger. Information about those executive officers and directors of the Company and employees of the business manager and their ownership of the Company’s securities is set forth in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Kite with the SEC on March 19, 2014 and will be included in the definitive joint proxy statement/prospectus regarding the Merger when it becomes available. This letter shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.